NORTH AMERICAN NICKEL INC.

Management Discussion and Analysis
For the Six Months Ended June 30, 2016

Preliminary Information

This Management’s Discussion and Analysis (“MD&A”) contains information up to and including August 24, 2016.

The following MD&A of North American Nickel Inc. (the “Company”) should be read in conjunction with the audited financial statements for the year ended December 31, 2015 and the related notes contained therein. It should be noted that the audited financial statements for the year ended December 31, 2015 were prepared in accordance with International Financial Reporting Standards (“IFRS”).

All financial information in this MD&A related to 2015 have been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Description of Business

The Company is a mineral exploration and resource development company engaged in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing, developing or disposing of the properties, when the evaluation is complete. The Company is currently focusing its resources in conducting exploration programs on its Maniitsoq Property, in Greenland and Sudbury, Ontario nickel properties being Post Creek and Halcyon.

Company History

North American Nickel Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc., effective September 23, 1993. The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010, the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of every 2 old shares being equal to 1 new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date, the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

In April 2010, the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson, Manitoba. Concurrently, the directors of the Company appointed new senior management to oversee the daily operations of the Company.

On May 3, 2011, the Company’s listing application was conditionally accepted by the TSX-V Venture Exchange. On May 30, 2011, the common shares of the Company began trading under the symbol “NAN”.

On August 15, 2011, the Company was granted an exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area totalling 4,841 square kilometres located near Sulussugut, Greenland.

On March 4, 2012, the Company was granted an additional exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland.

On January 19, 2015, the Company signed an exclusivity agreement with Minelco AS (“Minelco”) to acquire the deepwater Seqi Port (the “Port”). Minelco granted to the Company the right to proceed with a due diligence process on the Port and to negotiate exclusively with Minelco in relation to this transaction according to the terms set out in the agreement. During the exclusivity period, Minelco provided the Company with access to its facilities, personnel, books, records and documents to allow the Company to conduct the due diligence process for the purpose of evaluating the transaction and use its commercially reasonable efforts to provide all documents and information requested by the Company. On March 31, 2015, Minelco and the Company signed an assignment agreement for the Port. Under the terms of the agreement, Minelco will transfer to the Company all its rights, title, and interest in and to the Port. The assignment will, subject to the assumption of closure obligations of DKK 6,000,000 by the Company, be made free of charge with no consideration payable by the Company to Minelco. To date, the Company has completed a surface and underwater due diligence examination of the Seqi pier. Environmental due diligence and a preliminary assessment of reindeer was completed by Golder Associates – INUPLAN in and around the Port and a report has been completed. The Company upon review has determined not to continue with the Seqi Port assignment.

Trend Analysis

The business of the Company entails significant risks. Any analysis of the trend of the Company’s activities would reveal this and there is nothing to suggest that these trends will change.

The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds. As of June 30, 2016, the Company had working capital of $3,538,748 (December 31, 2015 — $2,682,397) and a deficit of $25,183,581 (December 31, 2015 — $23,820,013). The Company has sufficient capital to continue its planned operations and to meet its obligations.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if it has adequate financial resources are available to do so. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable.

Resource Properties

All technical information in this document has been reviewed by Patricia Tirschmann, P. Geo, the qualified person for the Company under National Instrument 43-101.

Maniitsoq, Greenland:

The project is located adjacent to the coastline approximately 100 km north of Nuuk, the capital of Greenland (a safe, stable, mining-friendly jurisdiction) and covers numerous high-grade nickel-copper sulphide & PGM occurrences associated with norite and other mafic-ultramafic intrusions. The deep water coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season. The optimum shipping conditions are due to the Irminger current, a tributary of the warming Gulf Stream flowing continuously past the south west coastline of Greenland. The Company acquired the project because it believed that modern, time-domain, helicopter EM systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous fixed wing geophysical surveys performed in the 1990’s. These earlier surveys detected a limited number of anomalies but none were drill tested by previous explorers. High powered helicopter TEM systems were not available in 1990’s and their availability now gives the Company a significant advantage over previous explorers.

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish Krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2016 being the sixth year.

The Greenland MLSA for the year 2016 has adjusted the minimum required exploration expenditures to zero. The accumulated exploration credits held at the end of 2015, DKK 100,303,710 can be carried forward until 2019. There will be an annual licence fee on the Sulussugut License for year 6 and forward of DKK 40,400.

In conjunction with the granting of the Sulussugut License, on August 12, 2011, the Company entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years expiring on August 30, 2016. The warrants are exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Licenses or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

Greenland
Sulussugut License - 2011/54
Exploration commitment		2011	2012	2013	2014	2015
	-
Fixed amount		145,600	148,800	310,400	313,200	317,500
4841 km2 of DKK 1.460 per km2		7,067,860
4841 km2 of DKK 1.490 per km2			7,213,090
3336 km2 of DKK 7.760 per km2				25,887,360
2689 km2 of DKK 7.830 per km2					21,054,870
2689 km2 of DKK 7.940 per km2						21,350,660
2689 km2 of DKK 7.940 per km2

Exploration Obligation		7,213,460	7,361,890	26,197,760	21,368,070	21,668,160

Total Credits Available

Approved exploration expenditures		8,489,457	23,615,611	37,348,783	55,509,353	59,149,846
Exploration obligation		(7,213,460)	(7,361,890)	(26,197,760)	(21,368,070)	(21,668,160)
Credit from previous year		—	1,275,997	17,529,718	28,680,741	62,822,024

Total credit	DKK	1,275,997	17,529,718	28,680,741	62,822,024	100,303,710

Carry forward period:
1) 2011	DKK 1,275,997	from 2011 until December 31, 2014
2) 2012	DKK 17,529,718	from 2012 until December 31, 2015
3) 2013	DKK 28,680,741	from 2013 until December 31, 2016
4) 2014	DKK 7,312,671	from 2013 until December 31, 2016
5) 2014	DKK 55,509,353	from 2014 until December 31, 2019
6) 2015	DKK 41,153,864	from 2015 until December 31, 2019

Under the terms of the Sulussugut License, the Company was obligated to reduce the area of the license by at least 30% (1,452 square kilometres) by December 31, 2013. The Company completed this in 2013.

On the first 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately CDN $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,110,746 on the Sulussugut License.

In 2015 there was an exploration commitment of DKK 21,668,160 (approximately CDN $4,394,303). The Company completed approved expenditures for 2015 of DKK 59,149,846 (approximately CDN $11,995,589). With a credit from 2014 of DKK 28,680,741 (approximately CDN $5,816,454) and commitment of DKK 21,668,160 leaves the Company with excess credits of DKK 100,303,710 (approximately CDN $20,341,592).

The required minimum exploration expenditures on the Sulussugut License for year 5, ending December 31, 2015 was based on an annual approximation of DKK 21,668,160 (approximately CDN $4,084,000). The Sulussugut License area was not reduced in 2015.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres The license is located near Ininngui, Greenland. The Company paid a license fee of DKK 32,200 upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

Ininngui License - 2012/28
Exploration commitment			2012	2013	2014	2015	2016
		-
Fixed amount			148,800	155,200	313,200	317,500	323,000
142 km2 of DKK 1.490 per km2			211,580
265 km2 of DKK 1.550 per km2				410,750
265 km2 of DKK 7.830 per km2					2,074,950	-	-
296 km2 of DKK 7.940 per km2						2,350,240
296 km2 of DKK 8.080 per km2							2,391,680

Exploration Obligation			360,380	565,950	2,388,150	2,667,740	2,714,680

Total Credits Available
Approved exploration
expenditures			2,871,899	2,965,890	5,470,428	6,276,098	*6,000,000
Exploration obligation			(360,380)	(565,950)	(2,388,150)	(2,667,740)	(2,714,680)
Credit from previous year			-	2,511,519	4,911,459	7,993,737	11,602,095

Total credit		DKK	2,511,519	4,911,459	7,993,737	11,602,095	14,887,415

* estimated expenditures, not yet approved by MLSA
Carry forward period:
1) 2012	DKK 2,511,519		from 2012 until December 31, 2015
2) 2013	DKK 1,945,569		from 2012 until December 31, 2015
3) 2013	DKK 2,965,890		from 2013 until December 31, 2016
4) 2014	DKK 2,523,309		from 2013 until December 31, 2016
5) 2014	DKK 5,470,428		from 2014 until December 31, 2017
6) 2015	DKK 5,325,997		from 2014 until December 31, 2017
7) 2015	DKK 6,276,098		from 2015 until December 31, 2018

On September 28, 2013, the Ininngui License was enlarged to 265 square kilometres at the Company’s request.

In June 2015, the Ininngui License was enlarged to 296 square kilometres at the Company’s request.

To June 30, 2016, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 11,602,095 (approximately CDN $2,187,256), and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Ininngui License until years 2017 DKK 5,325,997 and 2018 DKK 6,276,098 and, should the Company be granted an extension on the exploration license.

For both licenses, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum eligible exploration expenses on either license in any one year from years 2-5, the Company can pay 50% of the difference in cash to MLSA as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years. To December 31, 2015, the Company has not used the procedure for either license.

The Company may apply for an additional 5 year term for either license following year five of the initial licence. At the expiration of the second licence period (years 6-10), the Company may apply for a new 3-year licence for years 11 to 13. Thereafter, the Company may apply for additional 3-year licences for years 14 to 16, 17 to 19 and 20 to 22. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however, any unfulfilled obligations applicable to the license will remain in force, regardless of the termination.

Performance Summary

During the period 2012-2015:
Exploration in 2012 continued with the geophysical interpretation of data acquired in 2011. Three dimensional Maxwell models were established by Condor Consulting for the 25 anomalies defined by the 2011 airborne surveys and three of these were selected for priority follow-up prior to the first drill program on the property. Heliborne geophysical surveys by Geotech Ltd. totaling 3,532 line-kilometers over portions of mineral exploration licences 2011/54 and 2012/28 were continued in 2012. Preliminary interpretation of the data was completed August 13, 2012.

The intersection of high grade nickel – copper mineralization at Imiak Hill was announced in November. The mineralization intersected by DDH MQ-12-001 averaged 1.36% nickel, 0.52% copper and 0.07% cobalt over 16.41 meters including 5.12 meters at 2.20% nickel, 0.55% copper and 0.07% cobalt. The mineralization in MQ-12-002 averaged 0.55% nickel, 0.20% copper and 0.02% cobalt over 66.08 meters and included 14.18 meters at 1.33% nickel, 0.38% copper and 0.04% cobalt. A new discovery of shallow nickel-copper-PGE mineralization was announced in December and included 123.94 meters grading: 0.81% nickel, 0.21% copper, 0.03% cobalt and 0.26 g/t platinum + palladium + gold.

Assay and geochemical analyses on samples from the 2012 drilling program were completed in January 2013 and confirmed significant nickel + copper ± cobalt ±PGE mineralization at Imiak Hill and Spotty Hill. The 2013 Maniitsoq exploration plan consisting of 3,000 meters of diamond drilling, surface EM surveys and 550 line-km of heliborne geophysical surveys was finalized in May 2013.

Results from a QEMSCAN (Quantitative Evaluation of Materials by Scanning Electron Microscopy) study for three samples of mineralized drill core at Imiak Hill and Spotty Hill were announced in June. Results indicated that nickel was hosted primarily in pentlandite and that potential existed for good recovery of nickel and copper.

In August and September of 2013 the Company announced the intersection of massive to semi-massive sulphide mineralization at Imiak Hill. Hole MQ-13-026 intersected this mineralization between 142 and 159 m vertically below surface and subsequently hole MQ-13-028 extended the mineralization to 185 m below surface, the deepest intercept at Imiak Hill to date.

Significant mineralization at Imiak North, 950 metres north northeast of Imiak Hill and 1200 metres northwest of Spotty Hill was announced in September. These three closely spaced mineralized zones are referred to as the Imiak Hill Complex (IHC). Later the same month a new discovery within the Fossilik norite intrusion situated approximately 9 kilometres from the IHC was announced. DDH MQ-13-018 intersected 4.53m @1.06% nickel, 0.23% copper, 0.04% cobalt, 0.33 g/t platinum+palladium+gold at 51.8 metres down the hole. This zone remains open at depth and additional drilling is warranted.

Assay results were received in October 2013 from mineralization intersected in DDH MQ-13-026 at Imiak Hill and averaged 3.25% nickel, 0.48% copper and 0.11% cobalt over a core length of 25.51 metres including 18.62 metres at 4.31% nickel, 0.62% copper and 0.14% cobalt. Assay results for holes MQ-13-024 and 019 which intersected mineralization above hole MQ-13-026 returning significant assays including 14.90 metres grading 2.67% nickel, 0.39% copper and 0.09% cobalt and 8.68 metres grading 1.53% nickel, 0.43% copper and 0.06% cobalt, respectively. Additional assays for high-grade intercepts were also announced for DDH MQ-13-029 and MQ-013-027 at Imiak Hill and included 4.65% nickel over a core length of 9.99 metres and 64.11 metres grading 0.45% nickel and 0.20% copper, respectively. DDH MQ-13-022 drilled at Spotty Hill returned 20.07 metres grading 0.68% nickel, 0.28% copper and 0.32g/t platinum+palladium+gold. Assay results from the deepest hole drilled on the Imiak Hill mineralization to date at 180 metres below surface, DDH MQ-13-028, were announced in November 2013 and returned 3.19% nickel, 1.14% copper and 0.11% cobalt over 24.75 metres core length. The mineralization remains open at depth. A new discovery at target P-13 was also announced in November 2013 and included an intercept of from hole MQ-13-032 grading 0.44% nickel, 0.20% copper over 6.51 metres core length in DDH MQ-13-032.

The commencement of surface time-domain electromagnetic and gravity surveys was announced in April 2014 and subsequently Crone Geophysics completed gravity surveys at 655 stations and 67 km of surface Time Domain EM surveys at the IHC. Diamond drilling was commenced with one drill at the IHC and a second drill was used to test regional mineralized targets. In July 2014, new TDEM anomalies were identified at the IHC and Fossilik areas by the Crone surveys and gravity surveys were found to be potentially effective in outlining noritic intrusions in the subsurface. Structural geological mapping was initiated at the IHC and Fossilik in August 2014. An intercept of 11.03 metres of 3.07% nickel at Imiak hill was also announced along with the intersection of near-massive sulphide at Spotty Hill and target P-13.

Additional assay results were received in October including 2.98% nickel, 0.59% copper and 0.86 g/t platinum+palladium+gold over 8.55 metres and 1.69% Ni, 0.34% Cu and 0.50 g/t TPM over 10.60 metres at Spotty Hill.

Additional drilling and assay results at target P-13 were announced in November. Multiple nickel sulphide intersections at target P-013 included 5.85 metres of 2.07% nickel and 0.12% copper in DDH MQ-14-066 and 3.40 metres of 2.07% nickel and 0.34% copper in DDH MQ-14-068. Mineralization was described as net textured to semi-massive sulphide. More new nickel sulphide discoveries were announced in November 2014 including those from the southern portion of the Maniitsoq project and the IHC. Highlights from southern Maniitsoq included 20.10 metres of 0.63% nickel and 0.20% copper in DDHMQ-14-070 at target P-030 and 0.24 metres of 0.85% nickel and 1.80% copper in hole MQ-14-071 at target P-053. At Imiak Hill, DDH MQ-14-072 intersected 16.35 metres of 2.51% nickel and 0.77% copper and confirmed the continuity of mineralization in Zone 10 between holes historical hole IM-9 and MQ-14-037. At Imiak North, DDH MQ-14-073 intersected 61.35 metres of 0.63% nickel and 0.18% copper confirming the steep north easterly plunge of this mineralization.

On March 2, 2015, the Company announced potential high nickel recoveries utilizing SGS Canada Inc. QEMSCAN (Quantitative Evaluation of Minerals by Scanning Electron Microscopy) on its regional targets. Pentlandite was found to be the main nickel-bearing mineral in each sample with nickel contents ranging from 90.1 to 93.1%. Potential recoveries ranged from 96.1 to 97.2% based on liberation, association and exposed characteristics of crushed samples that were stage pulverized to 90% passing 150 µm.

In September, 2015 the Company announced several new nickel sulphide intersections including:

MQ-15-075: 1.06% nickel, 0.24% copper and 0.31 g/t platinum+palladium+gold over 15.55 metres including 1.77% nickel, 0.23% copper and 0.46 g/t platinum+palladium+gold over 6.0 metres at Spotty Hill. These results extended the mineralization by 80m in down plunge direction.
MQ-15-078: 1.16% Ni, 1.00% Cu and 0.27 g/t TPM over 12.15 metres at P-059 (Fossilik area)
MQ-15-079: 1.03% nickel and 0.39% copper over 10.65 metres at P-013
MQ-15-082: 1.98% nickel and 0.62% copper over 23.70 metres at P-053.

During the six months ended June 30, 2016:

On March 30, 2016 the company filed National Instrument 43-101 Technical Report on the Maniitsoq property.

On April 11, 2016, the company reported the results of QEMSCAN mineralogical analyses from drill core indicating the potential for high nickel recoveries from Maniitsoq mineralization.

In June 2016 the Company initiated a large exploration program comprising diamond drilling, geophysical surveys, mapping, prospecting and sampling.

Subsequent Events

The Company has decided to extend the exploration program by ten days.

Activities contemplated in the future

The 2016 field exploration program was in progress at June 30, 2016.

Sudbury, Ontario nickel properties:

Post Creek Property

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500. On April 5, 2010 the Company entered into an option agreement to acquire rights to Post Creek Property. On March 12, 2013 the Post Creek Property Option Agreement was amended, in order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $137,500 and the issuance of 1,000,000 common shares. The Company has exercised its option on Post Creek and as of August 1, 2015 the Company is obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 km east of Sudbury in Norman,Parkin, Aylmer and Rathburn townships and consists of 39 unpatented mining claims covering an area of 912 hectares. It is strategically located adjacent to the past-producing Podolsky copper-nickel-platinum group metal deposit of KGHM. The property lies along an interpreted extension of the Whistle Offset Dyke Structure which hosted the former INCO Whistle Offset copper-nickel-PGM Mine as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion geochemical surveys. A reconnaissance rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2.24 g/t Pt and 1.05 g/t Pd. The property hosts occurrences of Quartz Diorite and footwall breccias which are known to be associated with nickel-copper-PGM mineralization elsewhere in the Sudbury area.

Performance Summary

A review of all characteristics of the Whistle Offset target and the results of diamond drilling indicate the CJ Zone is more accurately described as a breccia zone rather than a sharp-walled offset dyke. The breccia zone extends along strike from the past-producing Podolsky nickel-copper-platinum group metal deposit and is still considered as a high-priority exploration target. The breccia zone is now interpreted as an embayment structure based on a petrographic study of drill core samples from 2011. The base of this new embayment has not been intersected by drilling, and consequently, the most prospective section of the observed embayment has not been reached. The mapped embayment is open to the east, south and north.

In the fall of 2015 the Company re-logged historical core to improve on the knowledge of the CJ breccia zone. The breccia zone has now been extended for two km south of the trenching and diamond drilling program completed by the Company in 2011.

During the six months ended June 30, 2016:

Work completed on the property during the six month period ending June 30, 2016 consisted of geological traverses, prospecting, sampling and trenching carried out in May and June. Selected assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

A final report on an NSERC project completed on the Post Creek Property was received in March and confirmed the identification of Quartz Diorite (“Post Creek QD”) in historic trenches. However, it is not yet know if this quartz diorite is directly related to the Whistle Offset Dyke or if it represents a separate new offset dyke.

Subsequent Events

There were no subsequent events to report at this time.

Activities contemplated in the future

The Company is planning to review and synthesize all newly obtained data in order to formulate a work plan aimed at defining the overall extents of footwall breccia zones and identifying geological and/or geophysical drill targets.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013, the Halcyon Property Option Agreement was amended. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $120,000 and the issuance of 700,000 common shares. Further, commencing on the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 Km northeast of Sudbury in the Parkin and Aylmer townships, and consists of 53 unpatented mining claims for a total of 864 hectares. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

Performance Summary

On December 14, 2011, prospecting and a small amount of outcrop stripping were completed in preparation for a drill program. A single hole was drilled on the southeast corner of the property with the purpose of providing geological information and to provide a platform for bore hole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths.

During the six months ended June 30, 2016:

Work completed on the property during the six month period ending June 30, 2016 consisted of geological traverses, prospecting and sampling and was carried out on the southern portion of the Halcyon Property. This program was carried out concurrently with similar work on the Post Creek Property. Selected assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

Subsequent Events

There were no subsequent events to report at this time.

Activities contemplated in the future

Further work of the Halcyon Property will be rationalized with work programs on the adjacent Post Creek Property.

Michigan, United States:

Section 35 Property –
On January 4, 2016, the Company made and entered into a 10 year Metallic Minerals Lease with the Michigan Department of Natural Resources for an area covering approximately 320 acres. Under the terms of the lease, an annual rental fee will be required at a rate of US $3.00 per acre per lease for years 1-5 and US $6.00 per acre per lease year for the years 6-10. A minimum royalty of US $10 per acre is due for the eleventh year of the lease and increases by $US 5 per acre through to the twentieth year. For the twentieth year of the lease and thereafter for the life of the lease, the minimum royalty is US $55 per acre per year.

The Company paid the first year rental fee and the required bond of US $10,000. The Department of Natural Resources shall annually review the level of the performance bond and shall require the amount of the bond to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

During the six months ended June 30, 2016:

There was no work performed during the six months ending June 30, 2016

Subsequent Events

There were no subsequent events to report at this time.

Activities contemplated in the future

The Company is planning a surface time-domain Electromagnetic survey for the fall of 2016 pending submission and approval of work permits.

Selected Financial Information

The Company’s condensed consolidated interim financial statements for the six months ended June 30, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Condensed Financial Statements and should be read in conjunction with those statements.

		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2014
Financial Results
Net loss	$1,545,921	$1,193,471	$767,969
Basic loss per share	0.01	0.01	0.01

As at:	June 30, 2016	December 31, 2015	December 31, 2014

Balance Sheet Data
Share capital	$51,260,264	$51,165,026	$43,268,118
Common shares issued	208,581,886	207,629,506	169,964,679
Weighted average shares outstanding	207,959,176	188,384,506	157,986,561
Total assets	$36,548,343	$32,729,177	$27,050,038
Net assets (liabilities)	31,394,709	32,479,573	26,752,694
Exchange rates (US$ to CDN$) period average	1.3312	1.2785	1.1046

Results of Operations

Six Months Ended June 30, 2016 compared with Six Months Ended June 30, 2015

For the six months ended June 30, 2016, the Company incurred a net loss of $1,545,921 compared to a net loss of $1,193,471 for the six months ended June 30, 2015. The increase of $352,450 in net loss is a result of an increase of $28,149 in consulting fees due to taking on an advisor, management fees increased by $76,000 as a result of reclassifying the presidents fees which are higher due to a fulltime position and having an additional director, salaries and benefits increased by $47,443 as a result of taking of fulltime vs part time employee, general and administrative costs are up by $11,454 as a result of changing IT providers, filing fee increase by $19,994 due to filing a 43-101. All these increases are offset by a decrease of $15,893 in Investor relations due to less trade shows attended, Professional fees are down $24,022 and property investigation costs are down $13,661 along with less costs on travel of $28,173 and a small share-based payment amount of $24,539. Other items that increased was the fee generated on the advance of the loan of $95,238, the interest expense generated on the loan of $127,603, interest income decreased by $16,756 and the foreign exchange loss increased by $30,146.

The general operating costs increased by $224,847 which is mainly the result of the changes made to management and staff in 2015. This resulted in an increase of $76,000 in management fees and an increase of $47,443 in salaries. The advance of the loan generated a fee of $95,238.

The Company shared office space with VMS Ventures Inc. upto April 2016 with the rent split at 40% for the Company and some general and administrative costs split at 50%. During the year 2015, the Company started consolidating its own business functionality and as a result a couple employees status went to full-time positions. The Company maintains its exploration staff as full-time employees with most of the cost being directly related to a project expense and the balance as a general and administrative cost. For the current six months ending June 30, 2016 general and administrative costs increased by $11,454 as a result of switching IT providers. Some of the administrative costs are starting to show a decrease as a result of restructuring the office status.

Investor relations reported a decrease of $15,893 mainly as a result of using less advertising publications and less trade shows costs.

As at June 30, 2016, total assets increased since December 31, 2015 due to $2,595,681 spent on capital expenditures of the exploration program and the advance on the loan generating a higher cash position. As at December 31, 2015, share capital increased since December 31, 2014 due to the Company closing a private placement of 29,054,079 units for net proceeds of $6,157,591, having 1,149,000 stock options exercised for net proceeds of $172,350 and having 7,461,748 warrants exercised for net proceeds of $1,566,967. As at December 31, 2015, total assets increased by $5,679,139 since December 31, 2014 as a result of capital expenditure purchases of $137,662 mainly computer software and spending $9,086,094 on the exploration properties and raising funds through a private placement.

Selected Financial Data Quarterly

	Three months ended
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
Net loss	$(857,074)	$(688,847)	$(539,487)	$(656,013)
Basic loss per share	0.00	0.00	0.00	0.00

	Three months ended
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014

Net loss	$(485,464)	$(708,006)	$(585,679)	$(2,387,359)
Basic loss per share	0.00	0.00	0.00	0.01

Balance Sheet Data
As at:	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015

Share capital	$51,260,264	$51,165,026	$51,165,026	$51,224,376
Common shares issued	208,581,886	207,629,506	207,629,506	207,629,506
Weighted average shares outstanding	207,959,176	207,629,506	188,384,506	181,759,174
Total assets	$36,548,343	$32,129,452	$32,729,177	$33,471,660
Net assets (liabilities)	$31,394,709	$31,998,063	$32,479,573	$33,121,035
As at:	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014

Share capital	$44,807,995	$43,893,265	$43,268,118	$43,256,764
Common shares issued	177,476,427	172,955,855	169,964,679	169,884,679
Weighted average shares outstanding	172,577,183	171,280,855	157,986,561	153,952,324
Total assets	$27,868,064	$27,076,635	$27,050,038	$28,035,605
Net assets (liabilities)	$27,359,357	$26,922,125	$26,752,694	$27,053,470

During the three months ended June 30, 2016 the Company issued 952,380 common shares to Sentient as a fee for advancing the loan of $4.5 million. The fee is reported at a fair value of $95,238. The Company setup a Capital Contribution Reserve for interest on the loan which in the three month period $127,603 was booked to the P&L. The Company reported $30,881 in share-based payments for some stock options that vested in the period. The Company filed a 43-101 report which incurred fees of $15,830.

During the three months ended March 31, 2016, the Company granted stock options reporting $207,336 in share-based payment and reported an increase of $56,000 in management fees and an increase of $47,455 in salaries.

During the three months ended September 30, 2015, the Company granted stock options reporting $319,015 in share-based payment. The Company also closed a private placement increasing share capital by $6,621,941. During the current three month period, the Company reported $102,733 was used on property investigation and the port development and reported a share-based payment amount of $56,259 for the fair value of broker’s warrants granted in the private placement. During the current three month period the Company had 1,099,000 stock options exercised for net proceeds of $109,900.

During the three months ended June 30, 2015, the Company reported $7,965 in share-based payment as a result of vested options. During the three month period ended June 30, 2015, there was an increase in legal fees of $53,617, an increase in consulting fees of $29,784 as a result of corporate development meetings which was the reason for the increase in travel of $18,939. As well in the three month period ending June 30, 2015, there was $27,856 spent on the port development. During the three months ended June 30, 2015, the Company received $949,320 for some warrant exercises at $0.21 per share

During the three months ended March 31, 2015, the Company reported a share-based payment of $238,194 and reported an increase of $82,250 in management fees and an increase of $51,790 in corporate travel. An increase of $43,288 was reported in general and administrative due to relocating to the new office space.

During the three months ended December 31, 2014, the Company reported a share-based payment of $286,983 and had an increase in management fees and corporate travel of $59,928 as a result in changes to management and corporate development.

During the three months ended September 30, 2014, the Company reported a share-based payment of $1,996,792 as a result of granting stock options and had an increase in foreign exchange loss of $140,368 as a result of the drill program in Greenland.

Liquidity

As at June 30, 2016, the Company had accumulated losses totaling $25,311,184. The Company had working capital of $3,538,748 at June 30, 2016. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

On April 22, 2016 the entered into a term loan with Sentient Executive GP IV Limited and received an advance of $4,500,000. The loan is due on April 30, 2017 and has been made on an interest free basis. Sentient is to be paid 952,380 common shares, which is equivalent value of 2.2% of the principal amount of the loan, as a fee for advancing the loan. The fee was booked at a fair value of $95,238. The loan is subject to early pre-payment in the event that, during the term of the loan, the Company completes a private placement of gross proceeds of $2,000,000 or more. On July 21, 2016, the Company closed its market offering of units of the Company for total gross proceeds of $6,950,168 and on July 27, 2016, the Company announced that it entered into an agreement to complete a non-brokered private placement for gross proceeds of $5,049,831.98 which being the maximum offering amount raised, Sentient is required to be repaid the full loan of $4.5 million.

The Company has discounted the loan with the interest not being charged by Sentient using an interest rate of 15% per annum and an amount of $297,740 to a Capital Contribution Reserve. This amount will be amortized over 161 days since subsequent to June 30, 2016, the Company raised $6,950,168 in an offering and has announced that it has entered into an agreement to complete a non-brokered private placement for $5,049,831. The amount of $127,603 in interest expense was recorded on the profit and loss statement for the period.

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

Capital Management

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the year.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables and trade payables and accrued liabilities. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and trade payables, are designated as other financial liabilities and recorded at amortized cost. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents are stated at fair value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables and trade payables approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Factors

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

Credit Risk
The Company’s credit risk is primarily attributable to cash, short-term investments and amounts receivable. Cash and cash equivalents, and short-term investments are held with one reputable Canadian chartered bank which is closely monitored by management. Financial instruments included in amounts receivable consist primarily of HST/GST recoverable from the Canadian government. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents, short-term investments and amounts receivable is minimal.

Liquidity Risk
The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2016, the Company held cash and a short-term investment totaling $3,955,064 (December 31, 2015 — $2,824,923) and had current liabilities of $653,634 (December 31, 2015 — $249,604). All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

i) Interest Rate Risk

The Company had cash balances and no interest bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks. As of June 30, 2016, the Company had non-interest bearing accounts with one Canadian chartered bank.

ii) Foreign Currency Risk

The Company is exposed to the financial risk related to fluctuations of foreign exchange rates. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and Danish Krones (“DKK”). Foreign currency risk is considered low as the majority of transactions are settled and reported in Canadian dollars.

iii) Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

Accounting Standards Not Yet Effective

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

New standard IFRS 9 “Financial Instruments”
This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

Additional Disclosure for Venture Issuers Without Significant Revenue
The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company:

The Company has no significant revenues.
The Company has limited funds.
There is no assurance that the Company can access additional capital.
There is no assurance that the Company will be successful in its quest to find a commercially viable quantity of mineral resources.
The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.
The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Property Contractual Obligations

Post Creek
Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum, totalling $5,000 (paid) during the six months ended June 30, 2016,YTD amount paid $10,000 which will be deducted from any payments to be made under the NSR.

Halcyon
Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum, totalling $4,000 (paid) during the six months ended June 30, 2016, YTD amount paid $8,000 which will be deducted from any payments to be made under the NSR.

Related Party Transactions

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

During the six months ended June 30, 2016 and prior years ending December 31, 2015 and 2014, the Company entered into transactions with related parties comprised of directors, officers and companies with common directors as follows:

Related party Nature of transaction—

Mount Morgan Resources Ltd. Geological consulting fees provided by Mark Fedikow, President for a monthly retainer of $6,000. Effective June 16, 2014, Mark Fedikow was assigned interim CEO until December 2014. Effective September 1, 2015, Mark Fedikow was appointed a full-time employee position as President for an annual salary of $200,000.

Dockside Capital Group Inc. Management fees for services provided by 2 directors for a monthly retainer of $4,000.

VMS Ventures Inc. Management fees for services provided by Rick Mark for a monthly retainer of $8,000, as amended April 1, 2013, CEO, effective June 15, 2014 Rick Mark resigned, Cheryl Messier for a monthly retainer of $5,750, effective January 1, 2014, CFO, Neil Richardson adjusted monthly retainer of $6,000, COO and shared administrative costs. Effective January 1, 2015, separate employee agreements were done for Neil and Cheryl separating both Companies. The North American Nickel Inc. agreements provided a monthly fee to Neil of $10,000 and a monthly fee to Cheryl of $5,750.

Jim Clucas 667981 BC Ltd. John Sabine Keith Morrison Christopher Messina	A stipend of $2,000 per month for an independent director.
A stipend to John Roozendaal of $2,000 per month for an independent director.
A stipend of $3,000 per month for a director and non-executive chairman.
Appointed CEO for a monthly retainer of $27,083.
A stipend of $2,000 per month for an independent director.

On April 22, 2016, the Company issued a term note to Sentient Executive GP IV Limited and received an advance of $4.5 million. The loan is due on April 30, 2017 and was made on an interest free basis. Sentient was issued 952,380 common shares as a fee for advancing the loan at a fair value of $95,238. Under the terms of the loan, Sentient has the right at its option to require early pre-payment in the event that, during the term of the loan, the Company successfully completes an issuance of common shares to third parties for gross proceeds of not less than $2 million. In the event the maximum offering amount is raised, being $12 million, Sentient is required to be repaid the full loan of $4.5 million.

On July 21, 2016, the Company closed an equity financing which Sentient Executive GP IV, Limited’s participation in the offering was for a total of 52,145,467 units at $0.075 per unit for $3,910,910.03 and now beneficially owns 155,812,063 common shares of the Company and 36,544,198 warrants.

On July 27, 2016, the Company announced that it had entered into an agreement to complete a non-brokered private placement of 67,331,093 units at a price of $0.075 per unit for gross proceeds of $5,049,831.98 to Sentient Executive GP IV, Limited. Each unit consists of one common share and one-half of one common share purchase warrant of the Company.

Included in trade payables and accrued liabilities as at June 30, 2016 is $15,110 (December 31, 2015 — $24,026) owing to an officer for expenses and a director for stipends.

During the six months ended June 30, 2016, the Company recorded $54,595 (December 31, 2015 - $216,895) in legal fees charged by a legal firm in which the Company’s chairman is a consultant.

During the six months ended June 30, 2016, the Company recorded $16,629 (June 30, 2015 — $18,328) in rent and utilities expense to VMS Ventures Inc.

For the six months ended June 30, 2016, the Company paid $340,500 (June 30, 2015 — $264,500) for management fees. Paid to Keith Morrison, CEO was $162,500, Mark Fedikow, President was $100,000 and paid to directors for stipends was $78,000.

Included in exploration and evaluation assets for the period ended June 30, 2016 is $47,016 (December 31, 2015 – $94,039) which was paid regarding geological fees for Neil Richardson, COO.

Included in geological consulting fees for the six months ended June 30, 2016 is $7,532 (June 30, 2015 – $63,740) which was paid regarding geological fees for Neil Richardson, COO.

The Company has identified certain directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the six months ended June 30, 2016 and June 30, 2015 are as follows:

	Period ended	Period ended
	June 30,	June 30,
	2016	2015
		$
Geological consulting fees — expensed	$7,532	63,740
Geological consulting fees - capitalized	47,016	141,185
Management fees — expensed	290,500	228,500
Salaries — expensed	46,250	34,500
Stock-based compensation	136,319	3,121

	$527,617	$
		471,046

Share Capital Data

The following table sets forth the Company’s share capital data as at August 24, 2016

Common Shares	301,250,793
-issued & outstanding
Preferred Shares	590,930
-issued & outstanding
Options
-issued & outstanding	15,630,500
Warrants
-issued & outstanding	74,072,797

Further Information

Additional information about the Company is available at the Canadian disclosure website www.sedar.com